================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 5)


                              PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE                          697933-10-9
--------------------------------------------------------------------------------
   (Title of class of securities)                              (CUSIP number)


                              LARRY D. HUNTER, ESQ.
                               CHIEF LEGAL OFFICER
                           HUGHES COMMUNICATIONS, INC.
                             200 N. SEPULVEDA BLVD.
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 364-6000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 WITH A COPY TO:

                            FREDERICK S. GREEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                DECEMBER 9, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                       (Continued on the following pages)
                               (Page 1 of 5 Pages)

================================================================================

----------------------------------------------------------------                 -------------------------------------------
CUSIP No. 697933-10-9                                                13D                               Page 2
----------------------------------------------------------------                 -------------------------------------------
------------ ----------------------------------------------- ---------------------------------------------------------------
    1        NAME OF REPORTING PERSON:                                  General Motors Corporation
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-0572515
------------ ---------------------------------------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [_]
                                                                                                                    (B) [_]
------------ ---------------------------------------------------------------------------------------------------------------
    3        SEC USE ONLY

------------ ------------------------- -------------------------------------------------------------------------------------
    4        SOURCE OF FUNDS:          N/A

------------ ---------------------------------------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                       [_]
             ITEM 2(d) OR 2(e):
------------ ------------------------------------------------------------------ --------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

------------------------ ------- ---------------------------------------------- --------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER:                             120,812,175
       SHARES
                         ------- ---------------------------------------------- --------------------------------------------
    BENEFICIALLY           8     SHARED VOTING POWER:                           0
      OWNED BY
                         ------- ---------------------------------------------- --------------------------------------------
        EACH               9     SOLE DISPOSITIVE POWER:                        120,812,175
      REPORTING
                         ------- ---------------------------------------------- --------------------------------------------
     PERSON WITH           10    SHARED DISPOSITIVE POWER:                      0

------------ ---------------------------------------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   120,812,175

------------ ---------------------------------------------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

------------ ---------------------------------------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.6%

------------ ----------------------------------------------- ---------------------------------------------------------------
   14        TYPE OF REPORTING PERSON:                       CO

------------ ----------------------------------------------- ---------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       2

----------------------------------------------------------------                 -------------------------------------------
CUSIP No. 697933-10-9                                                13D                               Page 3
----------------------------------------------------------------                 -------------------------------------------

--------------- ------------------------------------------------ -----------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications, Inc.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3884435
--------------- ------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [_]
                                                                                                                    (B) [_]
--------------- ------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- -------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- ------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
--------------- ---------------------------------------------------------------- -------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ --------------------------------------------- -------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            120,812,175
          SHARES
                            ------ --------------------------------------------- -------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       120,812,175
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   120,812,175

----------------- ----------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- ----------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.6%

----------------- -------------------------------------------------------------- -------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- -------------------------------------------



SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 5 amends the statement jointly filed by General Motors Corporation ("GM") and Hughes Communications, Inc. ("HCI", and together with GM, the "Reporting Persons") with respect to the shares of common stock, par value $.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company").

           The response to Item 4 (Purpose of Transaction) is hereby amended as follows:

Item 4.    Purpose of Transaction.

           On December 9, 2002, GM, Hughes Electronics Corporation, a Delaware corporation and a wholly-owned subsidiary of GM ("Hughes"), and EchoStar Communications Corporation, a Nevada corporation ("EchoStar"), entered into a Termination, Settlement and Release Agreement (the "Termination Agreement"). Pursuant to the Termination Agreement, GM, Hughes and EchoStar agreed to terminate, among other agreements, (i) the Agreement and Plan of Merger, dated as of October 28, 2001, as amended (the "Merger Agreement"), between Hughes and EchoStar and (ii) the Stock Purchase Agreement, dated as of October 28, 2001 (the "Stock Purchase Agreement"), among EchoStar, Hughes, HCI, Hughes Communications Galaxy, Inc. ("HCG") and Hughes Communications Satellite Services, Inc. ("HCSS"). The Stock Purchase Agreement required EchoStar to, among other things, purchase the shares of Common Stock of the Company owned by Hughes and its subsidiaries in the event of termination of the Merger Agreement for certain specified reasons. As a result of the termination of the Merger Agreement and the Stock Purchase Agreement, EchoStar will not purchase the shares of Common Stock of the Company owned by Hughes and its subsidiaries.

           None of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, as part of its strategic planning, management of Hughes from time to time examines its investment in the Company. Depending on general market and economic conditions affecting the Company, Hughes' views of the prospects for the Company, the price at which shares of the Company could be acquired or sold and other relevant factors, HCI, HCG, HCSS and their respective affiliates from time to time may seek to acquire additional shares of Common Stock, or dispose of shares of Common Stock, in open market transactions, private transactions or otherwise.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GENERAL MOTORS CORPORATION

                                      By: /s/ Warren G. Andersen
                                          -------------------------------------
                                          Name: Warren G. Andersen
                                          Title: Assistant General Counsel
                                                 and Assistant Secretary



                                      HUGHES COMMUNICATIONS, INC.

                                      By: /s/ Patrick T. Doyle
                                          -------------------------------------
                                          Name: Patrick T. Doyle
                                          Title: Senior Vice President


Date: December 23, 2002